UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 28 June, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 27 May 2022 and 6 June 2022: Grant and acceptance of share awards by prescribed officers of Sasol Limited and a director of a major subsidiary and dealings in securities by a Director of a major subsidiary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY PRESCRIBED OFFICERS OF SASOL LIMITED AND A DIRECTOR OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that prescribed officers of Sasol, and a director of one of its major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol's Long-Term Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following on-appointment share awards made on 25 May 2022 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of the following corporate performance targets:

FY22 | Performance period from 1 July 2021 – 30 June 2024				
KPI (Key Performance Indicator)	**WEIGHTING**	**THRESHOLD**	**TARGET**	**STRETCH TARGET**
Holistic focus on ESG Matters	25%	Achieve a sustainable 3% reduction (equating to 1.8mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY24 for the Energy business (4%) 40% RE power for Sasol Chemical operations in Europe and Americas by end FY24 (3%) Within 10% of the DJSI inclusion score by November 2023 (3%)	Achieve a 3.8% reduction (equating to 2.36mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY24 for the Energy business (10%) 60% RE power for Sasol Chemical operations in Europe and Americas by end FY24 (8%) Within 6% of the DJSI inclusion score by November 2023 (7%)	Achieve a 4.5% reduction (equating to 2.78mtpa CO_2e) in Scope 1 and Scope 2 emissions of a 2017 baseline by end FY24 for the Energy business (20%) 80% RE power for Chemical operations in Europe and Americas by end FY24 (16%) Within 3% of the DJSI inclusion score by November 2023 (14%)
Return on Invested Capital	15%	ROIC (excl AUC) at SA WACC of 13,5% per annum (0%)	ROIC (excl AUC) at SA WACC of 13,5% +1% = 14,5% per annum (15%)	ROIC (excl AUC) at SA WACC of 13,5% +2% = 15,5% per annum (30%)
	10%	ROIC (excl AUC) at US WACC of 8% per annum (0%)	ROIC (excl AUC) at US WACC of 8% +0,5% = 8,5% per annum (10%)	ROIC (excl AUC) at US WACC of 8% +1% = 9% per annum (20%)
Relative TSR measured against the peer group	25%	50th percentile of the index (12,5%)	60th percentile of the index (25%)	75th percentile of the index (50%)
Growth on adjusted EBITDA	25%	Adjusted EBITDA growth of compound CPI for three financial years (0%)	Adjusted EBITDA growth of compound CPI +2% for three financial years (25%)	Adjusted EBITDA growth of compound CPI +4% for three financial years (50%)

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements as stated in Sasol's remuneration policy.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at www.sasol.com.

The following awards have been made:

Award date:	25 May 2022
Acceptance date:	4 June 2022
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years. In respect of time restricted shares (35% of the award): 100% after 5 years.
Class of securities:	Sasol ordinary shares
Nature of transaction:	On appointment LTI award off-market
Price per share:[1]	R391.02
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Baloyi, S	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	14 346	5 609 572.92
Rossouw, H	Sasol Limited: Prescribed officer	32 734	12 799 648.68

Note 1 Strike price per share is nil. The shares were awarded at R391.02 being the closing price on 24 May 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

27 May 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or Company)

DEALINGS IN SECURITIES OF SASOL BY A DIRECTOR OF ONE OF ITS MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director of one of its major subsidiaries.

In terms of the Sasol Long-Term Incentive Plan (Plan), the person below has transacted in securities previously awarded and accepted and which have vested in terms of the rules of the Plan. Participants have the option to retain all securities, sell sufficient securities to cover the tax liability and retain the balance or to sell the vested securities.

Surname and initials:	Powys, M L
Company and designation:	Sasol Oil (Pty) Ltd: Director
Date of transactions:	3 June 2022
Class of securities:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature and extent of interest:	Direct beneficial
Nature of transaction:	Sale of 3006 vested securities on-market
Selling price per share:	R416,60
Total value of the transaction:	R1 252 299,60

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transaction set out above.

6 June 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 June 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary